10622618v1
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
HealthWarehouse.com, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
42227G02
(CUSIP Number)
Timothy E. Reilly
1085 Gulf of Mexico Drive #602
Longboat Key, Florida 34228
(513) 703-5168
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)
July 28, 2016
(Date of Event which Requires Filing of this

Statement)
If the filing person has previously filed a

statement on Schedule 13G to report the

acquisition that is the subject of this Schedule

13D,
and is filing this schedule because of

__240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),

check the following box. _
Note: Schedules filed in paper format shall

include a signed original and five copies of the

schedule, including all exhibits. See
_240.13d-7 for other parties to whom copies are

to be sent.
* The remainder of this cover page shall be

filled out for a reporting person's initial

filing on this form with respect to the subject
class of securities, and for any subsequent

amendment containing information which would

alter disclosures provided in a prior
cover page.
The information required on the remainder of this

cover page shall not be deemed to be "filed" for

the purpose of Section 18 of the
Securities Exchange Act of 1934 ("Act") or

otherwise subject to the liabilities of that

section of the Act but shall be subject to all

other
provisions of the Act (however, see the Notes).
Potential persons who are to respond to the

collection of information contained in this form

are not required to respond unless
the form displays a currently valid OMB control

number.
10622618v1
CUSIP No. 42227G02
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons

(entities only).
Timothy E. Reilly
2. Check the Appropriate Box if a Member of a

Group (See Instructions)
(a) _
(b) _
3. SEC Use Only
4. Source of Funds (See Instructions)
PF-OO
5. Check if Disclosure of Legal Proceedings Is

Required Pursuant to Items 2(d) or 2(e) _
6. Citizenship or Place of Organization
United States
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With
7. Sole Voting Power
4,097,457
8. Shared Voting Power
None
9. Sole Dispositive Power
4,097,457
10. Shared Dispositive Power
None
11. Aggregate Amount Beneficially Owned by Each

Reporting Person
4,097,457
12. Check if the Aggregate Amount in Row (11)

Excludes Certain Shares (See Instructions) _
13. Percent of Class Represented by Amount in Row

(11)
9.72%
14. Type of Reporting Person (See Instructions)
IN
10622618v1
Item 1. Security and Issuer.
The class of equity securities to which this

statement on Schedule 13D (this
"Statement") relates are the shares of common

stock, $0.001 par value per share (the
"Common Shares"), of HealthWarehouse.com, Inc., a

Delaware corporation (the
"Company"). The principal executive offices of

the Company are located at 7107
Industrial Road, Florence, Kentucky 41042.
Item 2. Identity and Background.
The name of the person filing this Statement is

Timothy E. Reilly, who is a citizen of
the United States of America. Timothy E. Reilly

holds shares of common stock directly
and also owns shares of common stock through the

following single-member Ohio
limited liability companies: Melrose Capital

Advisors, LLC and Dellave Holdings LLC.
Timothy E. Reilly is sometimes referred to as the

"Reporting Person." Timothy E. Reilly
has his personal residence at 1085 Gulf of Mexico

Drive #602, Longboat Key, Florida
34228. The Reporting Person's principal business

is the managing member of the
aforementioned limited liability companies, which

are in principal business of personal
investments and lending investment capital.
During the last five years, the Reporting Persons

has not been (i) convicted in a
criminal proceeding (excluding traffic violations

and similar misdemeanors) or (ii) a
party to a civil proceeding of a judicial or

administrative body of competent jurisdiction
and as a result of such proceeding was or is

subject to a judgment, decree or final order
enjoining future violations of, or prohibiting or

mandating activities subject to, federal or
state securities laws or finding any violation

with respect to such laws.
Item 3. Source and Amount of Funds or Other

Consideration.
On July 28, 2016, the Company entered into and

consummated the transactions
contemplated by an Exchange Agreement (the

"Exchange Agreement") with Dellave
Holdings LLC. Pursuant to the Exchange Agreement,

Dellave Holdings LLC acquired
2,523,528 Common Shares in exchange for the

extinguishment of certain accounts
payable owed by the Company to Dellave Holdings

LLC in the amount of $698,592.61.
The Reporting Person acquired the additional

Common Shares referenced in Item 5
below via personal funds prior to the filing of

this Statement.
The foregoing description of the Exchange

Agreement do not purport to be complete
and are qualified in their entirety by reference

to the full text of the Exchange Agreement,
which are filed as Exhibit 7.1 hereto, and is

incorporated herein by reference.
Item 4. Purpose of Transaction.
The Reporting Persons acquired the 4,097,457

Common Shares for investment
purposes only with the goal of realizing the

maximum value of such Common Shares.
Except as set forth in this Statement, the

Reporting Person does not have any plans or
proposals which relate to or would result in:
(a) the acquisition by any person of additional

securities of the Company,
10622618v1
or the disposition of securities of the Company;
(b) an extraordinary corporate transaction, such

as a merger,
reorganization or liquidation, involving the

Company or any of its
subsidiaries;
(c) a sale or transfer of a material amount of

assets of the Company or
any of its subsidiaries;
(d) any change in the present board of directors

or management of the
Company, including any plans or proposals to

change the number or
term of directors or to fill any existing

vacancies on the board of
directors of the Company;
(e) any material change in the present

capitalization or dividend policy of
the Company;
(f) any other material change in the Company's

business or corporate
structure, including but not limited to, if the

Company is a registered
closed-end investment company, any plans or

proposals to make any
changes in its investment policy for which a vote

is required by
Section 13 of the Investment Company Act of 1940,

as amended;
(g) changes in the Company's charter, bylaws or

instruments
corresponding thereto or other actions which may

impede the
acquisition of control of the Company by any

person;
(h) causing a class of securities of the Company

to be delisted from a
national securities exchange or to cease to be

authorized to be quoted
in an inter-dealer quotation system of a

registered national securities
association;
(i) a class of equity securities of the Company

becoming eligible for
termination of registration pursuant to Section

12(g)(4) of the
Securities Exchange Act of 1934, as amended (the

"Securities Act");
or
(j) any action similar to any of those enumerated

above.
The Reporting Person reserves the right to change

its plans and intentions at any
time, as it deems appropriate.
Item 5. Interests in the Securities of the

Purchaser.
As of the date hereof, Timothy E. Reilly owns

4,097,457 Common Shares
representing 9.72% of the issued and outstanding

Common Shares. The calculations in
this Statement are based upon 42,160,786 Common

Shares issued and outstanding as of
August 5, 2016 (based upon the disclosure made by

the Company in its Form 10-Q for
the quarter ended June 30, 2016). The Reporting

Person's ownership consists of (i)
97,000 Common Shares attributable to Timothy E.

Reilly's IRA account, (ii) 1,173,103
Common Shares attributable to Timothy E. Reilly's

CMA account, (iii) 573,826 Common
Shares owned by Melrose Capital Advisors, LLC in

which Timothy E. Reilly is the sole
member, and (iv) 2,523,528 Common Shares owned by

Dellave Holdings LLC in which
10622618v1
Timothy E. Reilly is the sole member.
Pursuant to an Exchange Agreement, dated July 28,

2016, Dellave Holdings LLC
acquired 2,523,528 Common Shares, at a per share

price of $0.31, in exchange for the
extinguishment of certain accounts payable in the

amount of $698,592.61. No other
transactions in the Common Shares have been

effected by the Reporting Person in the
past 60 days.
Item 6. Contracts, Arrangements, Understandings

or Relationships with Respect to
Securities of the Issuer.
The Exchange Agreement, which provided for the

issuance of 2,253,528 Common
Shares to the Reporting Person is described in

Item 3 of this Statement above.
The foregoing description of the Exchange

Agreement do not purport to be complete
and are qualified in their entirety by reference

to the full text of the Exchange Agreement,
which is filed as Exhibit 7.1, and is

incorporated herein by reference.
Except as set forth in this Statement, there are

no contacts, arrangements,
understandings or relationships (legal or

otherwise) between the Reporting Person and
any other person with respect to any of the

securities of the Company, including but not
limited to, transfer or voting or any of the

securities, finder's fees, joint ventures, loan

or
option arrangements, put or calls, guarantees of

profits, division of profits or loss, or the
giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
7.1 Exchange Agreement, dated as of July 28,

2016, by and among the Company and
Dellave Holdings LLC.
SIGNATURES
After reasonable inquiry and to the best of my

knowledge and belief, I certify that
the information set forth in this statement is

true, complete and correct.
Dated: August 11, 2016 By: /s/ Timothy E. Reilly
Timothy E. Reilly
After reasonable inquiry and to the best of my

knowledge and belief, I certify that
the information set forth in this statement is

true, complete and correct.